

Mail Stop 3030

March 13, 2018

Via E-mail
Elias Nader
Chief Executive Officer
Sigma Designs, Inc.
47467 Fremont Blvd.
Fremont, CA 94538

> **Re: Sigma Designs, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 23, 2018**
> **File No. 001-32207**

Dear Mr. Nader:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proxy Statement

1.   State clearly that shareholders will not know at the time of the vote the consideration that they will receive.

2.   We note the disclosure on the cover page the consideration to be paid for your Z-Wave business. Please revise here and throughout your proxy statement to disclose the aggregate and per share amount to be paid to your shareholders in the initial distribution. Also, revise to disclose the aggregate and per share amount that will be distributed to your shareholders in subsequent distributions based on your known assets and plans.

3.   In this regard, we note you intend to include a range of possible per share consideration amounts that shareholders may receive in the initial distribution. Please file a revised preliminary proxy statement to include in an appropriate section a sensitivity analysis demonstrating the effect on the consideration per share of a reasonable range of potential

values for each variable that will determine such consideration in the initial distribution and subsequent distributions, if any. Ensure that your disclosed sensitivity analysis presents intervals within the reasonable range of potential values that provide investors adequate information regarding the reasonable outcomes. Include in your disclosure an explanation of how you determined that the range selected for each variable is reasonable. Also, include with your per share range disclosed on the proxy statement cover a representation that, if the actual consideration per share falls outside this range, you will resolicit shareholder votes.

Background of the Asset Sale, page 28

4.   Discuss the consideration the board gave to the offers made by Company D and Company G that appear to be higher than the consideration offered by the buyer.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 109

5.   On February 15, 2018 you completed the sale of Sigma Designs Israel and on February 22, 2018 filed pro forma financial information reflecting the disposition on Form 8-K. As this disposition is not reflected in your historical financial statements, please revise the pro forma financial information to include separate pro forma columns and adjustments for the Sigma Designs Israel transaction. Refer to Rule 11-01(a)4 and Instruction 3 to Rule 11-02(b) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Gabriella Lombardi
          Pillsbury Winthrop Shaw Pittman LLP